Exhibit 99.1

News Release

April 16, 2020

Turquoise Hill announces first quarter 2020 production and provides updates on underground development, COVID-19 and power

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced first quarter 2020 production for Oyu Tolgoi and provided an update on underground development, COVID-19 and power.

Highlights

Q1 production was another strong performance given the mining position within the open pit sequence with results exceeding expectations despite quarterly copper and gold production being lower than the same quarter of the previous year. This is due to decreased head grade driven by the continued planned transition from Phase 4a and Phase 6a to Phase 4b, Phase 6b and lower grade stockpiles resulting in:

•	Copper production of 35,203 tonnes, a decrease of 23% vs Q1 2019

•	Gold production of 26,154 ounces, a decrease of 78% vs Q1 2019

•	Mill throughput increased 17% vs Q1 2019 due to lower overall feed hardness as well as good availability and effective utilization performance

•	On track to achieve 2020 copper and gold production guidance

“The first quarter of 2020 was another notable effort from the Oyu Tolgoi team as we continue to mine through the lower grade material on the periphery of the South West pit. As we progress through 2020, Phase 4b will sink towards the higher gold and copper grades which is expected to result in a significant increase in gold production in 2021,” stated Ulf Quellmann, Chief Executive Officer of Turquoise Hill, “Oyu Tolgoi is adapting to the challenges posed by the COVID-19 pandemic on both the open pit and underground operations, with the open-pit continuing to operate without interruption, while the underground development is experiencing a slow-down. We will continue to update the market as the impact of COVID-19 becomes clearer.”

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
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Underground Development, COVID-19 and Power Updates

•

As announced on March 16, 2020, work on the Oyu Tolgoi underground continues, and we are achieving strong productivity in underground advancement (1,939eqm in March, average monthly 1,815eqm for the quarter).

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Despite these gains, the unprecedented circumstances of COVID-19 have had an impact on the underground development by restricting access for teams from Oyu Tolgoi, Rio Tinto and our construction partners, and although the open pit has continued to operate uninterrupted, COVID-19 restrictions have challenged our supply logistics.

•

Shafts 3 and 4 have been placed on care and maintenance until expert service providers can return to site to complete technical commissioning of specialised equipment and commence sinking activities. Work has also slowed on some critical underground material handling infrastructure, in particular the construction of primary crusher one, which has been reduced to day shift activity only.

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Ordinary course elongation of newly commissioned ropes may impact shaft 2 ore hoisting and consequently underground development progress may be impacted by 30% as a result of travel restrictions due to COVID-19 preventing experts from travelling to the Oyu Tolgoi site. Payload and speed have been reduced to prolong the ability to use the hoist until specialised personnel are able to reach the site to perform rectification work. Mine management believes the situation is manageable; however, development progress could be impacted should experts not be able to get to site by the end of Q2. People and materials movement via the service hoist continue to operate normally.

•

Work continues on the mine design and we still expect this to be completed in the first half of 2020 with the Definitive Estimate of project cost and schedule to be provided in the second half of 2020.

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Based on current information, the underground project remains within the range announced in July 2019 of a 16 to 30-month delay in schedule, and an increase of $1.2 to $1.9 billion in development capital, with indications of the preferred technical solution falling in the upper half of the schedule delay range and the development capital overrun trending away from the lower end of the range.

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Although sales in January and February were impacted by curtailed operations in China during peak COVID-19 restrictions, strong collections occurred in March and sales exceeded expectations at the end of the quarter. Concentrate transportation remains a challenge in the current environment and engagement with both the Mongolian and the Chinese governments continues in an effort to minimize the impact on future sales.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
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•

Oyu Tolgoi has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure, and certain suppliers of Oyu Tolgoi have declared force majeure on their contracts, however this has not had a material adverse impact on the business to date.

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Notwithstanding any of the updates provided above, the Company recognizes the unprecedented situation surrounding the COVID-19 pandemic. Turquoise Hill has established a business resiliency team and is closely monitoring the effect of the COVID-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company’s business and operations in relation to these extraordinary circumstances.

•

On February 14, 2020, Oyu Tolgoi LLC and the Government of Mongolia (GoM) commenced a negotiation process under the PSFA to confirm a mutually acceptable pathway to secure long term domestic power supply for Oyu Tolgoi. Under Phase 1 of this process, the parties had until April 14, 2020 to agree a way forward for a Tavan Tolgoi-based power plant (TTPP). As the parties have yet to be able to do this, they are now also considering the alternatives specified in the PSFA, an Oyu Tolgoi mine site-based power plant; a primary renewables solution; and grid supply. (which could incorporate consideration of Cabinet’s recent resolution to progress a State-owned, coal-fired power plant at Tavan Tolgoi). Under the PSFA, Oyu Tolgoi and GoM currently have until June 14, 2020 to consider these alternatives, failing which Oyu Tolgoi has the right to choose one or a combination of these options to pursue.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
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Oyu Tolgoi Production Data

    All data represents full production and sales on a 100% basis

	1Q	2Q	3Q	4Q	1Q	Full Year
	2019	2019	2019	2019	2020	2019

Open pit material mined (‘000 tonnes)	23,943	24,408	24,844	28,122	26,834	101,316

Ore treated (‘000 tonnes)	9,255	10,394	10,040	11,088	10,889	40,777

Average mill head grades:

Copper (%)	0.57	0.46	0.37	0.42	0.42	0.45

Gold (g/t)	0.58	0.31	0.14	0.15	0.15	0.29

Silver (g/t)	1.25	1.2	1.03	1.06	1.14	1.13

Concentrates produced (‘000 tonnes)	210.1	180.6	131.3	152.6	164.5	674.6

Average concentrate grade (% Cu)	21.8	21.7	21.7	21.6	21.4	21.7

Production of metals in concentrates:

Copper (‘000 tonnes)	45.8	39.2	28.4	32.9	35.2	146.3

Gold (‘000 ounces)	120	72	25.6	24.3	26.2	241.8

Silver (‘000 ounces)	247	238	191	190	214	866.6

Concentrate sold (‘000 tonnes)	184.9	225.3	157	157.5	125.9	724.7

Sales of metals in concentrates:

Copper (‘000 tonnes)	38.5	46.6	32.4	32.3	25.8	149.9

Gold (‘000 ounces)	98	116	35.4	24.7	19.7	273.6

Silver (‘000 ounces)	200	245	207	243.6	145.7	895.9

Metal recovery (%)

Copper	83.8	80.2	75.1	74.2	74.3	78.7

Gold	70.1	63.6	54.7	48.2	46	63.6

Sliver	63.2	59.2	56	53.5	51.5	58.1

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
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Forward-Looking Statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the potential impact of COVID-19 on the Company’s business, operations and financial condition, the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, and the preparation of a new mine plan, the development options under consideration for the design of Panel 0 and the related cost and schedule implications, short-term and long-term financing options under consideration and related negotiations, timing and status of the Tavan Tolgoi-based power project and the possible alternatives thereto, the expectations set out in the Tavan Tolgoi Power Plant Feasibility Study, capital and operating cost estimates, timing of completion of the definitive estimate review, mill and concentrator throughput, the initiation of formal international arbitration proceedings, anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0, the availability and timing of required governmental and other approvals for the construction of the Tavan Tolgoi Power Plant, the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 18, 2020 in respect of the year ended December 31, 2019 (the “AIF”) as supplemented by our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019 (“MD&A”). Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie	Telephone + 1 514 848 1567	info@turquoisehill.com
turquoisehill.com	Montreal, Quebec, Canada	Toll Free + 1 877 589 4455
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